UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Squarespace, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

85225A107

(CUSIP Number)

Anthony Casalena

c/o Squarespace, Inc.

225 Varick Street, 12th Floor

New York, NY 10014

(646) 580-3456

with a copy to

Todd Cleary

Megan Baier

Catherine Riley Tzipori

Wilson Sonsini Goodrich & Rosati, P.C.

1301 Avenue of the Americas, 40th Floor

New York, New York 10019

(212) 999-5800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 13, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85225A107	SCHEDULE 13D	Page 2 of 10

1	NAME OF REPORTING PERSON Anthony Casalena
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 45,872,299
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 45,872,299
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,872,299(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.6%
14	TYPE OF REPORTING PERSON IN

[1]

As of May 13, 2024, the Reporting Person’s beneficial ownership consists of: (i) 387,500 shares of Class A Common Stock and 2,050,838 shares of Class B common stock, $0.0001 par value per share (“Class B Common Stock”) held directly by the Anthony Casalena 2019 Family Trust, for which the Reporting Person is the trustee, and (ii) 2,598,389 shares of Class A Common Stock and 40,835,572 shares of Class B Common Stock held directly by the Anthony Casalena Revocable Trust, for which the Reporting Person is the trustee. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. The Reporting Person may be deemed to have voting power and dispositive power over the securities held by the Anthony Casalena 2019 Family Trust and the Anthony Casalena Revocable Trust.

CUSIP No. 85225A107	SCHEDULE 13D	Page 3 of 10

1	NAME OF REPORTING PERSON Casalena Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,208,674
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,208,674
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,208,674
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 85225A107	SCHEDULE 13D	Page 4 of 10

Item 1. Security and Issuer.

This Schedule 13D (the “Statement”) relates to the Class A common stock, par value $0.0001 per share (the “Class A common stock”) and the Class B common stock, par value $0.0001 per share (the “Class B common stock”) of Squarespace, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at 225 Varick Street, 12th Floor, New York, New York 10014.

Item 2. Identity and Background.

(a)-(c), (f) This Statement is being filed by a “group,” as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Exchange Act. The members of the group are:

(a) Name of Person Filing: Anthony Casalena and Casalena Foundation (the “Reporting Persons” and each a “Reporting Person”).

(b) Address of Principal Business Office, or if none, Residence for Anthony Casalena: c/o Squarespace, Inc., 225 Varick Street, 12th Floor, New York, NY 10014

Address of Principal Business Office, or if none, Residence for Casalena Foundation: 1055 Broadway Blvd, Ste 130, Kansas City, MO 64105

(c) Anthony Casalena is the Chief Executive Officer and member of the board of directors of the Issuer (the “Board”).

(d)-(e) None of the Reporting Persons have, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship of Anthony Casalena: United States of America.

CUSIP No. 85225A107	SCHEDULE 13D	Page 5 of 10

Item 3. Source and Amount of Funds or Other Consideration.

Immediately prior to the Issuer’s initial public offering on May 19, 2021 (the “IPO”), Mr. Casalena held common stock of the Issuer, some of which shares of common stock converted into shares of Class B common stock of the Issuer at the time of the IPO. Immediately following the closing of the IPO, Mr. Casalena beneficially owned 49,086,410 shares of Class B common stock of the Issuer, which consisted of (i) 4,460,858 shares of Class B common stock held by Mr. Casalena pursuant to the restricted stock grant, (ii) 2,650,838 shares of Class B common stock held of record by the Anthony Casalena 2019 Family Trust, for which Mr. Casalena is the trustee and (iii) 41,974,714 shares of Class B common stock held of record by the Anthony Casalena Revocable Trust, for which Mr. Casalena is the trustee. Mr. Casalena may be deemed to have voting power and dispositive power over the shares held by the Anthony Casalena 2019 Family Trust and the Anthony Casalena Revocable Trust. Each share of Class B common stock is convertible at the option of the holder into one share of Class A common stock.

Immediately prior to the Issuer’s IPO, the Casalena Foundation held common stock of the Issuer, which shares of common stock converted into shares of Class B common stock of the Issuer at the time of the IPO. Immediately following the closing of the IPO, the Casalena Foundation beneficially owned 4,451,674 shares of Class A common stock.

As noted in Item 6 below, pursuant to its Support Agreement, the Casalena Parties have agreed to “roll over” a portion of its existing equity in the Issuer into an ownership interest in the parent company of Parent.

Item 4. Purpose of Transaction.

The information set forth in Item 1, Item 5 and Item 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes or as consideration for services provided to the Issuer. The Reporting Persons intend to monitor and evaluate their investment on an ongoing basis and expect regularly to review and consider ways of maximizing their return on such investment. Subject to the terms of the Casalena Support Agreement, any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, without limitation, the Issuer’s financial position and strategic direction; price levels of the common stock of the Issuer; conditions in the securities markets; various laws and regulations applicable to the Issuer and companies in its industry and the Reporting Persons’ ownership in the Issuer; and general economic and industry conditions. The Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, changing their current intentions with respect to any or all matters required to be disclosed in this Schedule 13D. In addition, Mr. Casalena, in his capacity as Chief Executive Officer and a member of the Board, has engaged and will continue to engage in discussions with management, the Board, stockholders and/or other relevant parties regarding the business, operations, strategy, plans and prospects of the Issuer.

The Merger (as defined below) may result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, an acquisition of additional securities of the Issuer and other material changes in the Issuer’s business or corporate structure.

Except as set forth herein and pursuant to, and in compliance with, a written plan that meets the requirements of Rule 10b5-1 under the Exchange Act and is in existence as of the date hereof, the Reporting Persons do not currently have any plans or proposals that relate to, or that would result in, any of the matters listed in clauses (a) through (j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

CUSIP No. 85225A107	SCHEDULE 13D	Page 6 of 10

Item 5. Interest in Securities of the Issuer.

(a) The percentages used herein are calculated based upon an aggregate of 132,417,047 shares of Class A common stock outstanding, consisting of (i) 89,530,637 shares of Class A common stock reported by the Company to be outstanding as of May 9, 2024 as reflected in Section 3.7 of the Merger Agreement filed as an exhibit to the Company’s Form 8-K with the U.S. Securities and Exchange Commission on May 13, 2024, and (ii) 42,886,410 shares of Class A common stock issuable upon conversion of the Class B common stock held by Mr. Casalena.

As of May 13, 2024, Anthony Casalena’s, a Reporting Person, beneficial ownership consists of: (i) 387,500 shares of Class A Common Stock and 2,050,838 shares of Class B common stock held directly by the Anthony Casalena 2019 Family Trust, for which the Reporting Person is the trustee, and (ii) 2,598,389 shares of Class A Common Stock and 40,835,572 shares of Class B Common Stock held directly by the Anthony Casalena Revocable Trust, for which the Reporting Person is the trustee. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. The Reporting Person may be deemed to have voting power and dispositive power over the securities held by the Anthony Casalena 2019 Family Trust and the Anthony Casalena Revocable Trust. Based on an aggregate of (i) 89,530,637 shares of Class A common stock stated to be outstanding as of May 9, 2024 in Section 3.7 of the Merger Agreement, and (ii) 42,886,410 shares of Class A common stock issuable upon conversion of the Class B common stock held by Mr. Casalena, Mr. Casalena beneficially owns approximately 34.6% of the outstanding shares of common stock of the Company, as calculated in accordance with Rule 13d-3(d)(1)(i).

As of May 13, 2024, the Casalena Foundation’s, a Reporting Person, beneficial ownership consists of 4,208,674 shares of Class A common stock held directly by the Reporting Person. Based on an aggregate of 89,530,637 shares of Class A common stock stated to be outstanding as of May 9, 2024 in Section 3.7 of the Merger Agreement, the Casalena Foundation beneficially owns approximately 4.7% of the outstanding shares of common stock of the Company, as calculated in accordance with Rule 13d-3(d)(1)(i).

Pursuant to Section 13(d) of the Exchange Act, by virtue of the relationships described in Item 6 and the obligations and rights thereunder, the Reporting Persons may be deemed to be members of a “group” with Accel Leaders 3 L.P. (together with certain of its affiliated funds, “Accel”), GA SQRS II ( “GA”) and/or certain of their affiliates. However, each Reporting Person expressly disclaims beneficial ownership of the shares of Class A common stock beneficially owned by Accel, GA or any other reporting person(s). Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons beneficially owns any shares of Class A common stock that are beneficially owned by Accel, GA or any other reporting person(s). The Reporting Persons are only responsible for the information contained in this Statement and assume no responsibility for information contained in any other Schedule 13D filed by Accel, GA or any other reporting person(s).

CUSIP No. 85225A107	SCHEDULE 13D	Page 7 of 10

Based on the Schedule 13D filed by Accel with the SEC on May 20, 2024, Accel beneficially owns 14,514,196 shares of Class A common stock of the Company. Based on an aggregate of 89,530,637 shares of Class A common stock stated to be outstanding as of May 9, 2024 in Section 3.7 of the Merger Agreement, Accel beneficially owns approximately 16.2% of the outstanding shares of Class A common stock of the Company, as calculated in accordance with Rule 13d-3(d)(1)(i).

Based on the Schedule 13D filed by GA with the SEC on May 20, 2024, GA beneficially owns 15,586,169 shares of Class A common stock of the Company. Based on an aggregate of (i) 89,530,637 shares of Class A common stock stated to be outstanding as of May 9, 2024 in Section 3.7 of the Merger Agreement, and (ii) 4,958,345 shares of Class A common stock issuable upon conversion of the Class B common stock held by GA, GA beneficially owns approximately 16.5% of the outstanding shares of common stock of the Company, as calculated in accordance with Rule 13d-3(d)(1)(i).

Accordingly, in the aggregate, the Reporting Persons, Accel, GA and/or certain of their affiliates may be deemed to beneficially own 80,181,338 shares of Class A common stock, which, as calculated in accordance with Rule 13d-3(d)(1)(i), represents approximately 58.4% of the total shares of common stock of the Company based on (i) 89,530,637 shares of Class A common stock stated to be outstanding as of May 9, 2024 in Section 3.7 of the Merger Agreement, and (ii) 47,844,755 shares of Class A common stock issuable upon conversion of the Class B common stock held by Mr. Casalena and GA.

(b) Anthony Casalena, as a Reporting Person, has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares of common stock indicated on row (7) on such Reporting Person’s cover page that may be deemed to be beneficially owned by such Reporting Person.

The Casalena Foundation, as a Reporting Person, has the sole power to vote or direct the vote and the power to dispose or to direct the disposition of the shares of common stock indicated on row (7) on such Reporting Person’s cover page that may be deemed to be beneficially owned by such Reporting Person.

(c) None of the Reporting Persons has effected any transaction in shares of Class A common stock in the past 60 days.

(d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

(e) Not applicable. The Casalena Foundation does not, on its own, hold five percent of the Class A common stock.

CUSIP No. 85225A107	SCHEDULE 13D	Page 8 of 10

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

The information disclosed under Item 4 above is hereby incorporated by reference into this Item 6.

Please see Item 5(a), which is hereby incorporated by reference.

The Reporting Persons entered into a Joint Filing Agreement on May 20, 2024 (the “Joint Filing Agreement”), pursuant to which they have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. A copy of the Joint Filing Agreement is attached hereto as Exhibit 1.

Pursuant to a Registration Rights Agreement (the “Registration Rights Agreement”), dated May 10, 2021, by and among the Company, the Casalena Parties and the other stockholders of the Company named therein, the Reporting Persons are entitled to certain customary demand registration and piggyback registration rights, subject to the terms and conditions of the Registration Rights Agreement. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, which is attached hereto as Exhibit 2.

Pursuant to a Voting and Support Agreement, dated as of May 10, 2021 (the “Voting and Support Agreement”), among Mr. Casalena and the Casalena Foundation (together with their related parties, the “Founder”), GA, the Company and the other individuals and entities from time to time party thereto, the Founder has agreed to certain arrangements with respect to the shares of Class A common stock and Class B common stock held by the Founder and certain entities affiliated with the Founder, including to vote to elect the individual nominated by GA to the Board in accordance with the terms of the Voting and Support Agreement. The foregoing description of the Voting and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting and Support Agreement, which is attached hereto as Exhibit 3.

On May 13, 2024, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Spaceship Purchaser, Inc. and Spaceship Group MergerCo Inc. The Merger Agreement provides that, subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer surviving the Merger. If the Merger is consummated, the Class A Common Stock will cease to be registered under Section 12 of the Act. In connection with the Company’s execution of an agreement and plan of merger, dated May 13, 2024 (the “Merger Agreement”), Mr. Casalena, the Casalena Foundation and certain related parties (the “Casalena Parties”) have entered into a support agreement (the “Casalena Support Agreement”) with the Company and Spaceship Purchaser, Inc., a Delaware corporation (“Parent”), pursuant to which the Casalena Parties agreed, among other things, that they will vote their shares of Class A and Class B common stock in favor of the adoption of the Merger Agreement and the approval of the merger and against any other action, agreement or proposal which would reasonably be expected to prevent, materially impair or materially delay the consummation of the merger or any of the transactions contemplated by the Merger Agreement. The Casalena Support Agreement also includes certain restrictions on transfer of shares of Class A common stock and Class B common stock held by the Casalena Parties. In addition, the Casalena Parties agreed to contribute to a direct or indirect parent company of Parent a portion of its holdings of Company common stock in exchange for equity interests in such direct or indirect parent company of Parent that would result in the Casalena Parties indirectly owning approximately 32.7% of the Company following the consummation of the merger (the “Casalena Rollover”). The Casalena Rollover is conditioned, among other things, on the substantially contemporaneous funding of Accel Leaders 3 L.P. and certain of its affiliated funds (collectively, the “Accel Parties”) of its obligations under its equity commitment letter with Parent and contribution of certain shares of Class A common stock and/or Class B common stock held by the Accel Parties and GA, as applicable, to a direct or indirect parent company of Parent, in each case in exchange for equity interests in such direct or indirect parent company of Parent that would result in the Accel Parties and GA indirectly owning approximately 8.8% and 8.3%, of the Company, respectively, following the consummation of the Merger, pursuant to and in accordance with the terms and conditions of the equity commitment letter or support agreements, as applicable, signed by the Accel Parties and GA. In addition, the consent of the Casalena Parties is required for (i) any amendments to the respective support agreements signed by the Accel Parties and GA (ii) entry by the Company and Parent into any side agreements with any other parties, and (iii) certain material adverse amendments to the Merger Agreement. The consent of both the Accel Parties and GA is required for any amendments to the Casalena Support Agreement, and each has rights equivalent to clauses (ii) and (iii) of the previous sentence. The information in this paragraph is qualified in its entirety by reference to the Casalena Support Agreement, a copy of which is filed as Exhibit 4, and which is incorporated herein by reference.

Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 85225A107	SCHEDULE 13D	Page 9 of 10

Item 7. Materials to be Filed as Exhibits.

Exhibit 1:	Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Exchange Act.

Exhibit 2:	Registration Rights Agreement by and among the Company, GA SQRS II and the other stockholders of the Company listed therein, dated May 10, 2021 (incorporated by reference to Exhibit 10.2 to the Company’s Annual Report filed on Form 10-K on February 28, 2024).

Exhibit 3:	Voting and Support Agreement by and among the Company, GA SQRS II and the other stockholders of the Company listed therein, dated May 10, 2021 (incorporated by reference to Exhibit 10.1 to the Company’s Annual Report filed on Form 10-K on February 28, 2024).

Exhibit 4:	Support Agreement, dated May 13, 2024 by and among Anthony Casalena, Anthony Casalena 2019 Family Trust, Anthony Casalena Revocable Trust, Casalena Foundation and Spaceship Purchaser, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report filed on Form 8-K on May 13, 2024).

CUSIP No. 85225A107	SCHEDULE 13D	Page 10 of 10

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of May 20, 2024

/s/ Anthony Casalena
Anthony Casalena

CASALENA FOUNDATION

By:	/s/ Anthony Casalena
	Name:	Anthony Casalena
	Title:	President